Exhibit 99.1
TRANSALTA CORPORATION
(the “Corporation”)
Annual and Special Meeting of Shareholders
(the “Meeting”)
April 30, 2026
REPORT OF VOTING RESULTS
NI 51-102 – Continuous Disclosure Obligations, Section 11.3
Matters Voted Upon
The total number of common shares represented by shareholders present at the Meeting and by proxy was 188,939,751 representing 63.55% of the Corporation’s outstanding common shares.

1.Election of Directors
The nine director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Against	Per cent
Brian Baker	169,367,796	92.54	13,662,120	7.46
John P. Dielwart	181,971,364	99.42	1,058,552	0.58
Laura W. Folse	182,079,603	99.48	950,310	0.52
Joel E. Hunter	182,377,197	99.64	652,249	0.36
Thomas M. O’Flynn	182,117,078	99.50	912,838	0.50
Bryan D. Pinney	181,353,532	99.08	1,676,382	0.92
James Reid	182,367,358	99.64	662,558	0.36
Manjit K. Sharma	182,312,612	99.61	717,302	0.39
Sandra R. Sharman	181,766,236	99.31	1,261,882	0.69
2.Appointment of Auditors
The appointment of Ernst & Young LLP to serve as the auditors for 2026 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
187,406,979	99.19	1,532,770	0.81

3.Advisory Vote on Executive Compensation
The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
176,968,517	96.69	6,061,396	3.31
4.Increase in Common Shares Reserved for Issuance under Share Unit Plan
The resolution approving the increase in the number of common shares reserved for issuance under the Corporation’s Share Unit Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
186,169,941	98.53	2,769,806	1.47

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